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                          September 12, 2023

       Amir London
       Chief Executive Officer
       Kamada Ltd.
       2 Holzman Street
       Science Park, P.O. Box 4081
       Rehovot 7670402

                                                        Re: Kamada Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 11,
2023
                                                            File No. 333-274443

       Dear Amir London:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jackie Liu